January 26, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: C2 Blockchain, Inc.

Form 1-A

Filed July 5, 2023

File No. 024-12295

To the men and women of the SEC:

On behalf of C2 Blockchain, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated December 18, 2023 addressed to Mr. Levi Jacobson the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form 1-A/A on November 9, 2023.

General

1.       We note your response to our prior comment 2 and reissue it in part. Securities Act Rule 251(d)(3)(i)(F), requires that a continuous offering pursuant to such rule be commenced within two calendar days after the qualification date. Your cover page disclosure appears inconsistent with the requirements of Securities Act Rule 251(d)(3)(i)(F), please revise.

COMPANY RESPONSE:

We have revised our offering statement to state that our offering will commence within two calendar days.

2.       We note your disclosure on page 15 that you "intend to initially only mine Bitcoin but futuristically may evaluate the potential for mining or investing in existing, new and alternative cryptocurrencies." We also note your statement on page 20 that while you have no plans as of this date to trade your crypto assets for other crypto assets on a centralized or decentralized exchange, you may do so in the future. Please revise as follows:

• Discuss your intentions to mine, invest in or transact in crypto assets other than Bitcoin and update this disclosure in future amendments as appropriate;

 COMPANY RESPONSE:

We deleted the disclosure on page 15 in its entirety that “we may diversify our business by mining or investing in additional cryptocurrencies which could require significant investment or expose us to trading risks.”

 In addition, we have deleted our statement on page 20 that “we have no plans as of this date to trade our crypto assets for other crypto assets on a centralized or decentralized exchange but may do so in the future. If and when that happens will be properly disclosed.” We revised with the statement that “we have no plans as of this date to trade our crypto assets for other crypto assets on a centralized or decentralized exchange or at any time in the future.

Bitcoin

• Describe your process, if any, for analyzing whether a particular crypto asset that you intend to mine, invest in, or transact in is a "security" within the meaning of Section 2(a)(1) of the Securities Act and disclose that this is a risk-based judgment and does not constitute a legal determination binding on regulators or the courts; and

• Expand your risk factors to describe (i) the regulatory risks associated with any such policies and procedures for determining the characterization of crypto assets, (ii) the specific potential consequences to you and to investors if it is subsequently determined that you hold or have participated in the unregistered issuance or distribution of securities, including the specific risks inherent in your business model that may necessitate corrective measures as a result of judicial or regulatory actions, and (iii) the risks attendant to your plans, if any, to expand your business activities to include additional types of crypto assets.

COMPANY RESPONSE:

We do not have an internal process for analyzing whether a particular crypto asset such as Bitcoin that we intend to mine, invest in, or transact in is a "security" within the meaning of Section 2(a)(1) of the Securities Act.

3.       Please provide support for the following statements, including a citation to your source for such information and the date of the data from such source:

• On pages 2 and 19, you disclose that, "We expect in the state of Georgia to pay industrial rate of $0.0598 per kilowatt-hour (kWh);" and

• On page 20, you disclose that, "Bitcoin’s price at the approximate date of this filing is at a current level of $35,000 and up from $21,282.99 one year ago."

COMPANY RESPONSE:

We have added citations on Pages 2 and 19 in support of our statement that “we expect in the state of Georgia to pay industrial rate of $0.0598 per kilowatt-hour (kWh)”. We have further added a citation on page 20 in support of our statement that "Bitcoin’s price at the approximate date of this filing is at a current level of $35,000 and up from $21,282.99 one year ago."

4.       Your response to comment 3 states that you have removed from your disclosure references to business plans related to investments in private and/or public entities, joint ventures, and acquisitions of blockchain related companies. However, the notes to your financial statements on pages F-7 and F-14 continue to include such references. Please revise or advise.

COMPANY RESPONSE:

We have revised the financial statements on pages F-7 and F-14 to exclude references to business plans related to investments in private and/or public entities, joint ventures, and acquisitions of blockchain related companies

5.       We note your disclosure, including on page 20, that it could take several years for the company to be profitable based on initial startup expenses and projected mining rates, based on several assumptions. Please revise to prominently disclose that timeline in the summary section and include a related risk factor.

COMPANY RESPONSE:

We have revised to disclose that timeline in the offering circular summary section and added a risk factor on Page 6.

Offering Circular Summary

Business Description, page 2

6.       There appear to be inconsistencies in your disclosures regarding electricity costs. As examples only, please revise to address the following points:

• Noting your disclosure on page 2 that the "total energy cost" for running 10 miners is approximately $433.44 per day, it is   unclear how you calculated the monthly total cost to be approximately $1,863.79; and

• Noting your disclosure on page 20 that the electricity costs for running one miner is $4.33 per day, it is unclear how you calculated the total cost of running 10 miners is approximately $433.44 per day, as disclosed on page 2.

COMPANY RESPONSE:

 We have revised the offering statement to correct the inconsistencies.

Time Frames, page 2

7.        On page 2, you disclose that, "We plan to purchase at least 10 mining machines and estimate that we will require two million dollars to get started." However, on page 19, you disclose that, "In order to implement our plan of operations for the next twelve-month period, we require a minimum of $200,000 of funding from this offering." Please revise to clarify or reconcile your disclosure. Also please revise to additional details in support of the minimum amount of proceeds you anticipate would be required to commence operations, including a detailed breakdown setting forth how you plan to utilize such net proceeds.

COMPANY RESPONSE:

We have reconciled our disclosure on page 2 including additional details in support of the minimum amount of proceeds we anticipate would be required to commence operations, including a detailed breakdown setting forth how we plan to utilize such net proceeds

Risk Factors, page 6

8.       Please add a separate risk factor addressing the risk that the assumptions in your breakeven analysis disclosure on page 20 may turn out to be inaccurate and the potential risks to investors arising therefrom. Also please include a cross-reference to this risk factor in your breakeven analysis disclosure.

COMPANY RESPONSE:

 We have revised our disclosure on Page 20 and included a cross-reference to this risk factor on page 6.

The supply of Bitcoins available for mining is limited..., page 9

9.       We note your revisions to the third risk factor on page 9 in response to comment 8. Please expand your disclosure to discuss in greater detail the basis for your expectation that "there will be a drop in hashrate as less efficient miners shut down, consequently reducing competition." Please also revise to take into account your disclosures elsewhere regarding the increases in Bitcoin mining difficulty in recent periods (e.g., on page 11 that "[f]rom January 2021 to October 2023, Bitcoin mining difficulty (the degree of difficulty involved in discovering new bitcoin blocks through mining) increased by approximately 3.2 times").

COMPANY RESPONSE:

We have expanded our disclosure on page 9 in greater detail to explain our expectation that there will be a drop in hash rate as less efficient miners shut down consequently reducing competition.

Growth in the popularity and use of other blockchain networks..., page 14

10.       We note your reference to statistics from Frost & Sullivan in the second paragraph of this risk factor. As previously requested in comment 13, please provide a clear citation to any reports and industry analysis that you cite, including where such information can be found.

COMPANY RESPONSE:

We have removed reference to statistics from Frost & Sullivan on page 14. We have provided a clear citation to any reports and industry analysis that we cite, including where such information can be found.

Management’s Discussion and Analysis

Plan of Operations After Completion of Reorganization, page 19

11.       Your disclosure in this section assumes that you will receive the full amount of the offering. Noting that you are offering securities on a no minimum basis, please add a cross-reference to the Use of Proceeds section on page 21, which shows the allocation of your proceeds if 25%, 50%, 75% and 100% of the securities are sold.

COMPANY RESPONSE:

We have added a cross-reference to the Use of Proceeds section on page 21, which shows the allocation of your proceeds if 25%, 50%, 75% and 100% of the securities are sold.

Description of Business, page 20

12.       We note your disclosure on page 20 in response to comment 17. Please further revise to explain in greater detail your breakeven analysis. As previously requested, please revise to address the following points:

• Compare the value of one mined Bitcoin to your cost to mine the one Bitcoin; and

• Discuss any known trends related to your breakeven analysis as of the most recent practicable date. As a non-exclusive example, clarify whether your cost of revenue and mining inputs (e.g., energy costs) have materially increased or decreased in recent periods.

COMPANY RESPONSE:

We have updated our table on Page 20 and added a new section known as “Bitcoin Mining Economics” with new tables that shows the value of one mined Bitcoin to our cost to mine the one Bitcoin. We have also disclosed the trend relating to the increase in network hash rate. There are no other trends related to our breakeven analysis and no material changes in energy costs.

13.       Please expand your breakeven analysis to identify and explain the inputs used in your calculation and the key assumptions that you have utilized in preparing it, including, without limitation:

• Your proprietary hash rate and the number and efficiency of your mining machines;

• The total network hash rate and any material increases thereof in recent periods; and

• How your calculations take into account the estimated depreciation expenses of 15% per year for each mining machine.

COMPANY RESPONSE:

We have revised our tables on Page 20 and added a new section known as “Bit Coin Mining Economics” including analysis and tables that shows the value of one mined Bitcoin to our cost to mine the one Bitcoin. We have also disclosed the trend relating to the increase in network hash rate. There are no other trends related to our breakeven analysis and no material changes in energy costs.

14.       We note your statement in the MD&A section on page 20 that you "expect the proceeds of this offering, together with funds from third party financings" will be sufficient for you to implement your business plan. Please disclose whether you intend to finance the purchase of mining equipment and, if so, reflect financing costs in your breakeven analysis.

COMPANY RESPONSE:

We removed “third party financings” since we do not intend to finance the purchase of mining equipment.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

15.       Please ask your auditors to tell us why they refer to consolidated statements of operations, stockholders' equity (deficit), and cash flows. We note that the financial statements are not labeled as consolidated and there is no accounting policy for consolidated financial statements.

COMPANY RESPONSE:

Our auditor has revised their audit report to remove referral to consolidated statements of operations, stockholders' equity (deficit), and cash flows.

Statement of Operations, page F-4

16.       The statement of operations on page F-4 is for your unaudited interim periods ended September 30, 2023 and 2022 and should be for your audited annual periods ended June 30, 2023 and 2022. Please revise to include your audited statements of operations.

 We have revised F-4 by removing the unaudited interim periods ended September 30, 2023 and 2022 and inserted our audited annual periods ended June 30, 2023 and 2022.

Date: January 26, 2024

/s/ Levi Jacobson

Levi Jacobson

Chief Executive Officer